FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry Enterprise Solution is the First Mobile Platform to Achieve Common Criteria Certification	3

Document 1

September 25, 2007

For Immediate Release

BlackBerry Enterprise Solution is the First Mobile Platform to Achieve Common Criteria Certification

BlackBerry Enterprise Server and BlackBerry Device Software gain International security accreditation

Rome, ITALY – Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that its BlackBerry® Enterprise Server and BlackBerry® device software have been awarded Common Criteria Evaluation Assurance Level 2 augmented (EAL 2+) validations. The certifications were awarded at the 8th International Common Criteria Conference in Rome and acknowledge the robust security features of the BlackBerry® Enterprise Solution.

"RIM is a pioneer and longstanding advocate of wireless security and we are extremely pleased to report that our BlackBerry software has become the first mobile platform to receive the Common Criteria certification" said Mike Lazaridis, President and Co-CEO at RIM. "This certification, along with numerous other security accreditations from around the world, further illustrates why so many security conscious organizations and governments have chosen the BlackBerry solution."

The Common Criteria is an international standard for validating that IT products meet specific security requirements. The BlackBerry Enterprise Server and BlackBerry device software have been independently evaluated by a third-party Common Criteria evaluation facility and meet the security criteria for EAL 2+. This evaluation assurance level is accepted under the Common Criteria Recognition Arrangement (CCRA) by 25 countries including:

•	Australia
•	Austria
•	Canada
•	Czech Republic
•	Denmark
•	Finland
•	France
•	Germany
•	Greece
•	Hungary
•	India
•	Israel
•	Italy
•	Japan
•	Republic of Korea
•	Malaysia
•	New Zealand
•	Netherlands
•	Norway

•	Singapore
•	Spain
•	Sweden
•	Turkey
•	United Kingdom
•	United States

In addition to the Common Criteria certifications, the BlackBerry Enterprise Solution has been approved for use under the rigorous CAPS program in the UK and has also had several FIPS-140 validations for its embedded encryption module. The solution has also uniquely been approved for the wireless transmission of sensitive data, up to the RESTRICTED classification, by NATO and the UK government, and is widely used by government agencies within the United States, Australia, New Zealand, Austria and Canada.

The BlackBerry solution is currently used by a wide range of government and public sector workers around the world, including sectors where privacy and security concerns are paramount or mandated such as in the military, law enforcement and healthcare.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 25, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations